File No. [            ]

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Application For an Order

Under Section 12(d)(1)(J) of the Investment Company Act of 1940, as Amended (the “1940 Act”),

Granting an Exemption From Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act and

Under Sections 6(c) and 17(b) of the 1940 Act,

Granting an Exemption From Sections 17(a)(1) and 17(a)(2) of the 1940 Act

In the Matter of

Stone Ridge Trust

Stone Ridge Trust II

Stone Ridge Trust III

Stone Ridge Trust IV

Stone Ridge Trust V

Stone Ridge Asset Management LLC

ALPS Distributors, Inc.

510 Madison Avenue, 21st Floor, New York, New York 10022

February 7, 2018

Please direct all communications, notices and orders regarding this Application to:

Lauren D. Macioce Stone Ridge Asset Management LLC 510 Madison Avenue, 21st Floor New York, New York 10022	Gregory Davis Elizabeth Reza Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Stone Ridge Trust; Stone Ridge Trust II; Stone Ridge Trust III; Stone Ridge Trust IV; Stone Ridge Trust V; Stone Ridge Asset Management LLC; and ALPS Distributors, Inc.

Application For an Order Under Section

12(d)(1)(J) of the Investment Company

Act of 1940, as amended (the “1940 Act”),

Granting an Exemption From Sections

12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C)

of the 1940 Act and Under Sections 6(c)

and 17(b) of the 1940 Act, Granting an

Exemption From Sections 17(a)(1) and

17(a)(2) of the 1940 Act

File No. [ ]

APPLICATION FOR RELIEF

Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV and Stone Ridge Trust V (collectively, the “Stone Ridge Funds”); Stone Ridge Asset Management LLC; and ALPS Distributors, Inc. (“ALPS” or the “Distributor”) (collectively, the “Applicants”)1 hereby submit this application (the “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission”) as described below. The Applicants request that the order apply not only to the Stone Ridge Funds, but that the order also extend to any existing or future registered management investment companies and any series thereof that are, or may in the future be, advised by Stone Ridge Asset Management LLC or any other investment adviser controlling, controlled by, or under common control with the Adviser (each and collectively, the “Adviser”) and that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “1940 Act”) as any of the Stone Ridge Funds (each, a “Fund,” and collectively, the “Funds”).

I.	REQUESTED RELIEF

Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act, granting an exemption from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the 1940 Act to the extent necessary to permit: (1) each Fund that relies on the requested order (each a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies (each an “Unaffiliated Open-End Investment Company”), exchange-traded and non-exchange

1 All references herein to the Adviser, Stone Ridge Asset Management LLC and ALPS Distributors, Inc. include successors-in-interest to each of the Adviser, Stone Ridge Asset Management LLC and ALPS Distributors, Inc. A successor-in-interest includes an entity that results from a reorganization into another jurisdiction or a change in the type of business organization or change in control through sale, asset purchase or otherwise.

traded registered closed-end management investment companies and “business development companies,” as defined by Section 2(a)(48) of the 1940 Act2 (each registered closed-end management investment company and each business development company, an “Unaffiliated Closed-End Investment Company” and, together with the Unaffiliated Open-End Investment Companies, the “Unaffiliated Investment Companies”) and registered unit investment trusts (“UITs”) (the “Unaffiliated Trusts,” and, together with the Unaffiliated Investment Companies, the “Unaffiliated Funds”), in each case, that are not part of the same “group of investment companies”3 as the Funds of Funds; (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (“Broker”) to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of registered open-end management investment companies and series thereof and exchange-traded and non-exchange traded registered closed-end management investment companies, business development companies and registered UITs, in each case, that are in the same group of investment companies as the Funds of Funds (collectively, the “Affiliated Funds,” and, together with the Unaffiliated Funds, the “Underlying Funds”),4 and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds. The Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act exempting the transactions described in (1) through (4) above from Section 17(a) of the 1940 Act to the extent necessary to permit such purchases and redemptions or repurchases by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions or repurchases by the Underlying Funds of their shares in transactions with the Funds of Funds, as and to the extent described in this Application. Certain of the Underlying Funds may be registered under the 1940 Act as either UITs or open-end management investment companies that have obtained exemptions from the Commission necessary to operate as exchange-traded funds (each, an “ETF” and collectively, the “ETFs”).5

All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.

2 While business development companies are not required to register under the 1940 Act, they are subject to the provisions of Sections 55 through 65 thereof. The Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of certain business development companies, like shares of certain registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, business development companies are registered under the Securities Exchange Act of 1934, as amended, and their shares are registered under the Securities Act of 1933, as amended, and are subject to all registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies.

3 For purposes of this Application, the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies or business development companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

4 A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. In addition, certain of the Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

5 Funds that are ETFs will not rely on this relief to the extent they rely on other exemptive relief from Sections 12(d)(1)(A) and (B) allowing other unaffiliated funds-of-funds to invest in those Funds in excess of the 12(d) limits.

II.	THE APPLICANTS

A.	The Stone Ridge Funds

Stone Ridge Trust is registered under the 1940 Act as an open-end management investment company and is organized as a Delaware statutory trust. Stone Ridge Trust currently consists of thirteen series. Each series of Stone Ridge Trust pursues distinct investment objectives and strategies.

Stone Ridge Trust II is registered under the 1940 Act as a closed-end management investment company and is organized as a Delaware statutory trust. Stone Ridge Trust II consists of one series: Stone Ridge Reinsurance Risk Premium Interval Fund. The Fund is operated as an “interval fund,” a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding shares at net asset value.

Stone Ridge Trust III is registered under the 1940 Act as a closed-end management investment company and is organized as a Delaware statutory trust. Stone Ridge Trust III consists of one series: Stone Ridge All Asset Variance Risk Premium Fund. The Fund is operated as an “interval fund,” a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding shares at net asset value.

Stone Ridge Trust IV is registered under the 1940 Act as a closed-end management investment company and is organized as a Delaware statutory trust. Stone Ridge Trust IV consists of one series: Stone Ridge Post-Event Reinsurance Fund. The Fund is operated as an “interval fund,” a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to, upon commencement of investment operations, make quarterly offers to repurchase between 5% and 25% of its outstanding shares at net asset value.

Stone Ridge Trust V is registered under the 1940 Act as a closed-end management investment company and is organized as a Delaware statutory trust. Stone Ridge Trust V consists of one series: Stone Ridge Alternative Lending Risk Premium Fund. The Fund is operated as an “interval fund,” a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding shares at net asset value.

B.	The Adviser

Stone Ridge Asset Management LLC is the investment adviser to the Stone Ridge Funds. The Adviser is organized as a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Pursuant to an investment advisory agreement, the Adviser serves as investment adviser to each existing Fund with overall responsibility for the general management and administration of the Funds, subject to the supervision of each Fund’s board of trustees.

C.	The Distributor

ALPS Distributors, Inc. is organized as a Colorado corporation, is registered as a broker-dealer under the 1934 Act and is registered as a member of the Financial Industry Regulatory Authority (“FINRA”). ALPS serves as principal underwriter and distributor for the shares of the existing Funds.

III.	INVESTMENT STRATEGIES OF THE STONE RIDGE FUNDS

Each Stone Ridge Fund is structured as a management investment company with distinct investment objectives and strategies. Shares of each of the Stone Ridge Funds are sold and repurchased at net asset value, and no secondary market exists for the shares of the Stone Ridge Funds. Certain Funds will be structured as “funds of funds,” as they will invest a portion or all of their assets in the securities of investment companies. Because certain Funds will invest in the shares of the Underlying Funds, they will be subject to the limitations of Section 12(d)(1) of the 1940 Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies. Prior to obtaining the requested relief, certain Funds invest or may invest in the Underlying Funds in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G), and/or in unaffiliated ETFs, mutual funds and other pooled vehicles.

Certain Underlying Funds (or their respective master funds) may invest up to 25% of their assets in a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective master fund) organized under the laws of the Cayman Islands as an exempted company or under the laws of another jurisdiction (each, a “Sub”), to facilitate investments in, for example, commodity instruments, loan or reinsurance-related instruments and/or certain other instruments. For an Underlying Fund (or its master fund) that invests in a Sub that has an adviser and/or sub-adviser, the adviser and/or sub-adviser would serve as investment adviser to both the Underlying Fund (or its respective master fund) and the Sub.

IV.	APPLICABLE LAW AND LEGAL ANALYSIS

A.	Section 12(d)(1)

1.	Explanation of Section 12(d)(1)

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.6 Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;

•	the exercise of undue influence or control over the underlying funds; and

•	the complexity of such arrangements.[7]

Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company (the “acquiring company”) or any company or companies controlled by such acquiring company from purchasing or otherwise acquiring any security issued by any other investment company (the “acquired company”) if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the open-end investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total

6 Section 12 of the 1940 Act is made applicable to business development companies by Section 60 of the 1940 Act.

7 See Report of the Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (the “PPI Report”).

outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) provides, in pertinent part, that it shall be unlawful for any investment company (the “acquiring company”) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.

2.	Request for an order of exemption pursuant to Section 12(d)(1)(J)

In 1996, Congress enacted Section 12(d)(1)(J) of the 1940 Act, which provides that the Commission, by order upon application, may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The House Report accompanying the 1996 legislation urged the Commission to use the additional exemptive authority under Section 12(d)(1)(J) “in a progressive way as the fund of funds concept continues to evolve over time.”8 The House Report states that Section 12(d)(1)(J) “makes explicit the authority of the Commission to grant exemptions for...fund of fund arrangements that involve investment companies that are not part of the same group of investment companies, or fund of funds arrangements that involve a group of investment companies that do not satisfy other conditions of new subparagraph (G).9 Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the 1940 Act from the limitations of Sections 12(d)(1)(A), (B) and (C) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Sections 12(d)(1)(A) and (C) of the 1940 Act; and (ii) the Underlying Funds that are registered open-end management investment companies or series thereof, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the 1940 Act.

For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, that underlie Sections 12(d)(1)(A), (B) and (C) of the 1940 Act. Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

No Undue Influence

The Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, since they are part of the same group of investment companies. Each Unaffiliated Investment Company will operate independently as determined by its own Board10 and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds. Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, the Applicants submit that, as reflected in Condition 1:

8 See H.R. Rep. No. 104-622, at 43 (1996).

9 See id.

10 The term “Board,” as used in this Application, refers to the board of directors or trustees, as applicable, of the specified entity.

•

the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the “Group”), will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, and

•

any other investment adviser within the meaning of Section 2(a)(20)(B) of the 1940 Act to a Fund of Funds (“Sub-Adviser”) and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”), will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.

The Applicants believe that, in one respect, a Fund of Funds’ investments in closed-end funds raise less concern under Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions. This concern is not applicable to a Fund of Funds’ investments in closed-end funds because closed-end funds do not issue redeemable securities. For an Underlying Fund that is a closed-end fund that operates as an interval fund, a Fund of Funds would be able to redeem its interest only during periodic repurchase offers initiated by the interval fund for a specified portion of its outstanding shares. Because these repurchase offers are initiated by the interval fund pursuant to a pre-determined schedule, they would not require the interval fund to alter its investments nor cause a sudden or unexpected depletion of the interval fund’s assets to meet a redemption request initiated by a shareholder that is a Fund of Funds, and a Fund of Funds should not be able to influence the management or operation of the interval fund through threats of large-scale redemptions of shares. Further, a Fund of Funds that is a closed-end fund that operates as an interval fund does not issue redeemable shares or provide daily liquidity to its shareholders. As such, unlike an open-end fund of funds, which would need to satisfy within seven days any large and unexpected redemption requests from its investors, a Fund of Funds that is an interval fund would satisfy redemption requests from its investors only during its pre-determined repurchase offer periods for a specified portion of its outstanding shares. Whether operating as a Fund of Funds or an Underlying Fund, in both cases an interval fund is able to establish, in advance, a plan to raise the necessary cash to satisfy any repurchase requests in a manner that causes the least amount of interruption to the management of the relevant Fund. The Applicants believe that the similar liquidity needs and repurchase offer mechanics of Funds of Funds and Underlying Funds that are each operating as interval funds reduces the risk of undue influence through the threat of (or need for) large-scale redemptions, protecting investors at both levels. To the extent an Underlying Fund is an exchange-traded closed-end fund, sales can only be effected through transactions in the secondary market. Because these sales would not require the exchange-traded closed-end fund to alter its investments nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of an exchange-traded closed-end fund through threats of large-scale redemptions of shares.

With respect to closed-end investment companies that are listed for trading on an exchange, such closed-end investment companies are typically required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end investment companies and unlisted closed-end funds generally are not required to hold shareholder meetings, except in special circumstances. Therefore, with respect to exchange-traded closed-end funds, concerns arise that

Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. As the Commission observed in the PPI Report: “Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.”11 Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Group and any Sub-Adviser Group mirror vote any interest in any exchange-traded Unaffiliated Closed-End Investment Company.

Specifically, with respect to a Fund’s investment in an exchange-traded Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the exchange-traded Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the exchange-traded Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such exchange-traded Unaffiliated Closed-End Investment Company’s shares (i.e., mirror voting). These requirements for mirror voting ensure that the Fund of Funds will not have an effective voice over the management and operations of the exchange-traded Unaffiliated Closed-End Investment Company. To the extent a Fund is relying on the requested order, these requirements are imposed regardless of the amount of shares of the exchange-traded Unaffiliated Closed-End Investment Company owned by the Fund of Funds. Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with respect to voting. The mirror voting eliminates the ability of the Fund of Funds to influence the exchange-traded Unaffiliated Closed-End Investment Company through voting its shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of any other Unaffiliated Fund, then it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, Condition 3 provides that, prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account

11 See PPI Report at 324.

any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Trust or any Unaffiliated Investment Company or an Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

Condition 4 further provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

Additionally, Condition 5 provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Condition 6 further requires that the Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will be required to review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will be required to consider, among other things: (a) whether the purchases were consistent with the investment objective(s) and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Condition 7 will require that the Unaffiliated Investment Company keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the requested exemptive relief, as required by Condition 8, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the 1940 Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that each of their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the “Participation Agreement”). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will be required to maintain and preserve a copy of the order, the Participation Agreement and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or an Unaffiliated Closed-End Investment Company whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.12

Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).

No Excessive Layering of Fees

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their adviser. In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided

12 An Unaffiliated Investment Company (including an ETF or an Unaffiliated Closed-End Investment Company) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the 1940 Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, solely upon notice to a Fund of Funds, an Unaffiliated Fund could terminate a Participation Agreement with the Fund of Funds, effective at the end of a reasonable notice period specified in such Participation Agreement. The terms of the Participation Agreement will specify that the obligations of the Unaffiliated Funds and its Board related to shares already purchased and held by a Fund of Funds will survive termination of the Participation Agreement until the Fund of Funds reduces its holdings in the Unaffiliated Fund below the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act.

to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping and custody needs.

To ensure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds’ advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

Applicants note that with respect to closed-end funds, shares of closed-end funds that are not listed on an exchange or that are listed and that are purchased in the secondary market generally are purchased without sales loads (although the Fund of Funds (or investors in the Fund of Funds) may incur customary brokerage commissions) and exchange-traded closed-end funds generally do not pay distribution fees (although a closed-end fund may apply for and receive exemptive relief with respect to offering multiple share classes and become subject to Rule 12b-1 under the 1940 Act). Applicants agree that any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Rule 2341 of the consolidated FINRA rulebook (“FINRA Rule 2341”).

Structure is not Overly Complex

The proposed arrangement will not create an overly complex fund structure that would confuse investors because no Underlying Fund will acquire securities of any other investment company in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act,13 except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions; or (d) invests in a Sub of the Underlying Fund as described in the Application.

13 We note that certain series of Stone Ridge Trust currently invest in other open-end Stone Ridge Funds in reliance on 12(d)(1)(G) and, therefore, will not be Underlying Funds.

Applicants also note that the structure of a Fund of Funds investing in one or more Underlying Funds is similar to the structure of a registered open-end investment company relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in other funds.

Applicants represent that, with respect to each Underlying Fund in which a Fund of Funds will invest that has a Sub, (1) such Underlying Fund will be the sole and legal beneficial owner of its Sub; (2) no Sub will have an investment adviser that is different from the investment adviser of the Underlying Fund of which it is a Sub; (3) such Underlying Fund will continue to qualify as a “regulated investment company” (“RIC”) and may, in some instances, invest in a Sub to enable the Underlying Fund to continue to qualify as a RIC; and (4) there will be no inappropriate layering of fees and expenses as a result of such Underlying Fund investing in a Sub. An Underlying Fund (or its respective master fund) that invests in a Sub will consolidate its financial statements with the Sub’s financial statements, provided that U.S. GAAP or other applicable accounting standards permits consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the 1940 Act, an Underlying Fund (or its respective master fund) will deem the assets, liabilities and indebtedness of a Sub in which the Underlying Fund (or its respective master fund) invests as its own. In addition, the expenses of the Sub are included in the total annual fund operating expenses in the prospectus of the relevant Underlying Fund. Because of the nature of their holdings, some Subs do not rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act to exempt them from registration as investment companies. Nonetheless, for the avoidance of doubt, Applicants request that as provided in Condition 12 below, these types of investments be permitted even if they did rely on those Sections.

Additionally, the proposed arrangement will not confuse investors because the Funds of Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure. The master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B.	Section 17(a)

1.	Explanation of Section 17(a)

Sections 17(a)(1) and 17(a)(2) of the 1940 Act provide, in substance, that it is unlawful for any affiliated person, or promoter or principal underwriter of a registered investment company, or an affiliated person of such persons, acting as principal, knowingly to sell any security or other property to, or purchase any security (except securities of which the seller is the issuer) or other property from, such registered investment company or any company controlled by it. An “affiliated person” of another person is defined in Section 2(a)(3) of the 1940 Act as: (A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof. Section

2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” It further provides that “[a]ny person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

The sale of shares by the Underlying Funds to the Funds of Funds and the purchase or repurchase of those shares from the Funds of Funds by the Underlying Funds (through redemptions or periodic repurchase offers) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).14 For example, because the Adviser serves as investment adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and, therefore, affiliated persons of one another. It is likely that a Fund of Funds may, at times, own 5% or more of the outstanding voting securities of an Underlying Fund. Thus, each Fund of Funds and such Underlying Fund might be affiliated persons (or an affiliated person of an affiliated person) of each other Fund pursuant to Section 2(a)(3)(A) and (B). Consequently, the sale of shares by the Underlying Funds to the Funds of Funds and the purchase or repurchase of those shares from the Funds of Funds by the Underlying Funds (through redemptions or periodic repurchase offers) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a) of the Act.15

2.	Request for an order of exemption pursuant to Sections 17(b) and 6(c)

Section 17(b) of the 1940 Act, however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned; and

(3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Additionally, Section 6(c) of the 1940 Act provides that:

The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

To the extent a Fund of Funds and an Underlying Fund may be considered affiliated persons of each other, or affiliates of affiliates of each other, the Applicants seek an exemption from the provisions of

14 The Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the 1940 Act. The Participation Agreement also will include this acknowledgement.

15 Applicants note that it is possible that, in the future, a Fund of Funds could purchase and sell shares of an Underlying Fund that is an exchange-traded closed-end fund through secondary market transactions at market prices rather than through principal transactions with the closed-end fund and in such instances would not rely on the relief from Section 17(a) requested herein.

Section 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit the sale of shares by an Underlying Fund to a Fund of Funds and the redemption or repurchase of such shares by the Fund of Funds.16 The Applicants submit that their request for the exemptive relief set forth above is consistent with the standards of Sections 6(c) and 17(b).

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property they own to an investment company at an inflated price, or by purchasing property from an investment company at less than its fair value. Section 17(a) was designed to prevent overreaching on the part of an affiliated person and to ensure that all transactions between an affiliated person and an investment company are conducted on an arm’s length basis. As discussed below, the abuses that Section 17(a) was enacted to prevent are not implicated by the proposed operation of the Funds of Funds.

The Commission has routinely granted relief from Section 17(a) to permit registered open-end funds to sell their shares to other registered open-end funds. Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of sales by any Underlying Fund that is not an open-end fund to a Fund of Funds. In all such contexts, Applicants submit that the principal policy concern is the potential for overreaching of the Underlying Fund by the Fund of Funds. Shares of the Underlying Funds that are not exchange-traded must, as a regulatory matter, be priced at the net asset value per share of such Underlying Fund (plus the cost of any distributing commission or discount). Shares of the Underlying Funds are also repurchased at net asset value (plus the cost of any redemption fee). The Adviser will not take into account the liquidity needs of the Underlying Funds in making purchase determinations on behalf of a Fund of Funds. For these reasons, Applicants do not believe that Section 17(a) relief to permit sales of shares by non-exchange-traded closed-end investment companies (even where such sales are made to other non-exchange-traded closed-end investment companies) presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by open-end investment companies to Funds of Funds.

The proposed transactions will be consistent with the policies of each Fund involved and with the general purposes of the Act. The investment by a Fund of Funds in shares of each type of Underlying Fund and the issuance of shares of each type of Underlying Fund to a Fund of Funds will be effected in accordance with the investment policies contained in the offering documents of such Fund of Funds and such Underlying Funds.

V.	APPLICABLE PRECEDENTS

The Commission has granted exemptive orders to mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies. See, In the Matter of Schwab Capital Trust, et al. (“Schwab”), Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order) (the “Schwab Order”). Schwab requested an exemption under Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and (B) of the 1940 Act to permit certain series of the Schwab trusts (the “Schwab Trusts”) to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G) of the 1940 Act and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts.

16 The Applicants seek an exemption from the provisions of Section 17(a)(2) to the extent that the redemption or repurchase of an Underlying Fund’s shares by a Fund of Funds may be deemed to be a purchase by an Underlying Fund of securities of which the seller is not the issuer. In a redemption of Underlying Fund shares by a Fund of Funds, the seller would be the Fund of Funds and the purchaser would be the Underlying Fund. Since the shares being sold are not securities of which the seller (i.e., the Fund of Funds) is the issuer, such transaction might be deemed prohibited by Section 17(a)(2).

The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds and any other securities which are consistent with their investment objective(s).

The Applicants also note that the Commission has recently granted relief substantially identical or similar in part to that requested herein, permitting funds of funds arrangements to include, not only investments in open-end funds and UITs, but in exchange-traded closed-end funds as well. See, e.g., In the Matter of American Century International Bond Funds, et al., Investment Company Act Release Nos. 32805 (Aug. 31, 2017) (notice) and 32833 (Sept. 26, 2017) (order); In the Matter of Advanced Series Trust, et al., Investment Company Act Release Nos. 32778 (Aug. 15, 2017) (notice) and 32817 (Sept. 12, 2017) (order); In the Matter of Allianz Funds Multi-Strategy Trust and Allianz Global Investors U.S. LLC, Investment Company Act Release Nos. 32533 (March 15, 2017) (notice) and 32598 (April 11, 2017) (order); In the Matter of Brinker Capital Destinations Trust, et al., Investment Company Act Release Nos. 32478 (Feb. 14, 2017) (notice) and 32534 (March 16, 2017) (order); In the Matter of USAA Asset Management Company, et al., Investment Company Act Release Nos. 32474 (Feb. 9, 2017) (notice) and 32525 (March 7, 2017) (order).

The Applicants also note that the Commission has granted relief substantially identical or similar in part to that requested herein, permitting funds of funds arrangements to include funds of funds that are organized as closed-end funds listed on an exchange. See, Credit Suisse Opportunity Funds, et al., Investment Company Act Release Nos. 30342 (Jan. 7, 2013) (notice) and 30376 (Feb. 4, 2013) (order) and Putnam Diversified Income Trust, et al., Investment Company Act Release Nos. 27548 (Nov. 7, 2006) (notice) and 27590 (Dec. 4, 2006) (order).

The Applicants also note that the Commission has granted relief substantially identical or similar in part to that requested herein where applicants contemplated that certain underlying funds would invest in foreign subsidiaries. See, e.g., In the Matter of Advanced Series Trust, et al., Investment Company Act Release Nos. 32778 (Aug. 15, 2007) (notice) and 32817 (Sept. 12, 2017) (order); In the Matter of Franklin Fund Allocator Series, et al., Investment Company Act Release Nos. 32669 (June 5, 2017) (notice) and 32722 (July 3, 2017) (order); In the Matter of Allianz Funds Multi-Strategy Trust and Allianz Global Investors U.S. LLC, Investment Company Act Release Nos. 32533 (March 15, 2017) (notice) and 32598 (April 11, 2017) (order); In the Matter of Brinker Capital Destinations Trust, et al., Investment Company Act Release Nos. 32478 (Feb. 14, 2017) (notice) and 32534 (March 16, 2017) (order); In the Matter of Destra Capital Advisors LLC, et al., Investment Company Act Release Nos. 32308 (Oct. 7, 2016) (notice) and 32459 (Jan. 30, 2017) (order)

VI.	CONCLUSIONS

Based upon the foregoing, the Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order: (i) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) and (ii) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a).

VII.	CONDITIONS

The Applicants agree that the order granting the requested relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.           The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section

2(a)(9) of the 1940 Act. With respect to a Fund’s investment in an exchange-traded Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the exchange-traded Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the exchange-traded Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such exchange-traded Unaffiliated Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2.         No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.         The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Investment Company or Unaffiliated Trust or any Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

4.         Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.         No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.         The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.         Each Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described in the preceding condition and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.         Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.         Before approving any advisory contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.         The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.         Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in FINRA Rule 2341.

12.         No Underlying Fund (or its respective master fund) will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund (or its respective master fund) : (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund (or its respective master fund) to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions; or (d) invests in a Sub that is a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective master fund) as described in the Application. Further, no Sub will acquire securities of any other investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

VIII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their addresses are as indicated on the first page of this Application and request that all written communications concerning the Application be directed to the persons and addresses printed on the Application’s facing page.

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. The Applicants have attached as exhibits to the Application the required verifications.

IX.	CONCLUSION AND SIGNATURES

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by this Application.

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

A.	STONE RIDGE FUNDS

Lauren D. Macioce, Secretary of each of STONE RIDGE TRUST, STONE RIDGE TRUST II, STONE RIDGE TRUST III, STONE RIDGE TRUST IV AND STONE RIDGE TRUST V (the “Stone Ridge Funds”), is authorized to sign and file this document on behalf of the Stone Ridge Funds pursuant to the following resolutions adopted by the Boards of Trustees of the Stone Ridge Funds on January 31, 2018:

RESOLVED, that the appropriate officers of the Trusts be, and they hereby are, authorized to prepare and execute on behalf of the Funds, and to file with the Securities and Exchange Commission, an application, and any amendments thereto, requesting an order under Section 12(d)(1)(J) of the 1940 Act, granting an exemption from Sections 12(d)(1)(A), (B) and (C) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, to permit the Funds and any existing or future open- or closed-end registered management investment companies advised by Stone Ridge Asset Management LLC (the “Adviser”) or any other investment adviser controlling, controlled by, or under common control with the Adviser and that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of any of the Funds to invest in affiliated and non-affiliated (i) open-end management investment companies, (ii) exchange-traded and nonexchange traded registered closed-end management investment companies, (iii) “business development companies” and (iv) registered unit investment trusts, in excess of the limits contained in Sections 12(d)(1)(A), (B) and (C) of the 1940 Act, and to permit an underlying fund to sell shares to, and redeem its shares from, a Fund or any existing or future investment company as described above.

/s/ Lauren D. Macioce
Name: Lauren D. Macioce
Title: Secretary

B.	STONE RIDGE ASSET MANAGEMENT LLC

Lauren D. Macioce is authorized to sign and file this document on behalf of STONE RIDGE ASSET MANAGEMENT LLC, as Adviser to each of Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV and Stone Ridge Trust V pursuant to the general authority vested in her as Chief Compliance Officer of the Adviser.

/s/ Lauren D. Macioce
Name: Lauren D. Macioce
Title: Chief Compliance Officer

C.	ALPS DISTRIBUTORS, INC.

Steven B. Price is authorized to sign and file this document on behalf of ALPS DISTRIBUTORS, INC., as principal underwriter to each of Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV and Stone Ridge Trust V pursuant to the general authority vested in him as Senior Vice President and Director of Distribution Services of ALPS.

/s/ Steven B. Price
Name: Steven B. Price
Title: Senior Vice President and Director of Distribution Services

EXHIBIT INDEX

A. Verifications required pursuant to Rule 0-2(d).

EXHIBIT A

Application pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 for an Order of the Commission

STATE OF NEW YORK	)

	)	ss

COUNTY OF NEW YORK	)

The undersigned being duly sworn deposes and says that she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated February 7, 2018 for and on behalf of Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV and Stone Ridge Trust V, each a Delaware statutory trust (each, a “Stone Ridge Fund” and together, the “Stone Ridge Funds”); that she is the Secretary of the Stone Ridge Funds and that all action by shareholders, trustees, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Lauren D. Macioce
Name: Lauren D. Macioce
Title: Secretary

Application pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 for an Order of the Commission

STATE OF NEW YORK	)

	)	ss

COUNTY OF NEW YORK	)

The undersigned being duly sworn deposes and says that she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated February 7, 2018 for and on behalf of Stone Ridge Asset Management LLC (the “Adviser”), a Delaware limited liability company; that she is the Chief Compliance Officer of the Adviser and that all action by shareholders, trustees, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Lauren D. Macioce
Name: Lauren D. Macioce
Title: Chief Compliance Officer

Application pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 for an Order of the Commission

STATE OF NEW YORK	)

	)	ss

COUNTY OF NEW YORK	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated February 7, 2018 for and on behalf of ALPS Distributors, Inc. (“ALPS”), a Colorado corporation; that he is a Senior Vice President and Director of Distribution Services of ALPS, and that all action by shareholders, trustees, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Steven B. Price
Name: Steven B. Price
Title: Senior Vice President and Director of Distribution Services